
May 23, 2014

Via E-mail
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

      Re: Energy 11, L.P.
             Draft Registration Statement on Form S-1
             Submitted April 29, 2014
             CIK No. 1581552

Dear Mr. McKenney:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the fund.

3.   We note that if and when the minimum offering amount of common units is sold, the price per unit will increase from $19.00 to $20.00. Because the change in the offering price may constitute a different transaction or a new offering, please confirm to us that you will file a post-effective amendment to your registration statement at that time and that you will include in the post-effective amendment a complete update of the information in the registration statement, including the financial statements where necessary.

4.   We note your disclosure in the section under the heading "Management" on page 43 regarding the prior experience of Glade Knight and David McKenney with real estate investment trusts. Please revise your filing to provide a narrative summary in the text of the prospectus that includes a description of the experience of the general partner and its affiliates with prior programs in the last ten years, including a discussion of any major adverse business developments or conditions experienced by any such prior program that would be material to investors in this offering.

5.   Please provide the information required by Item 403 of Regulation S-K.

Prospectus cover page

6.   We note your disclosure that subscriptions will be promptly returned to investors with interest if the minimum subscription proceeds are not received by the offering termination date. Please disclose the applicable rate of interest, or describe how such rate of interest will be determined. Please disclose similar disclosure for the one-time distribution of interest referenced under "The Offering" on page 9.

7.   Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

8.   We note that you have chosen to highlight certain risks on the cover of your prospectus, including the following: "Cash distributions may be made out of the proceeds of capital contributions." We furthermore note the risk factor on page 14 entitled "Our distributions to our common unitholders may not be sourced from our cash generated from operations but from offering proceeds or indebtedness, and this will decrease our distributions in the future; furthermore, we cannot guarantee that investors will receive any specific return on their investment [emphasis added]." Please revise the statement on the cover page so that it refers to indebtedness as well as offering proceeds.

9.   Please also reference on your prospectus cover page risks related to each of the following:

•   the offering price was determined arbitrarily (in this regard, we note your statement on page 90 that "[t]he initial offering price for the common units is arbitrary … .") and

•   the fees that will be payable to your general partner, the Manager and the dealer-manager.

Please also discuss the related risks in your "Risk Factors" section that begins on page 14.

Prospectus Summary, page 4

Distributions, page 7

10.   Please revise to clarify how the "net investment amount" will be calculated for the purposes of distributions both before and after an amount equal to $20 has been distributed to the holder of each outstanding common unit. In that regard, we note that this amount is defined as $20 "less the amount distributed with respect to such common unit under the third bullet point above."

Risk Factors, page 14

11.   Please provide a risk factor addressing the fact that your CEO and CFO have no prior experience in the oil and gas industry.

Source of Funds and Estimated Use of Offering Proceeds, page 39

Estimated Use of Proceeds, page 40

12.   We note your statement with regard to the content of the table entitled "Estimated Use of Proceeds" that "[s]ubstantially all of the gross offering proceeds available to the Partnership will be expended for the following purposes and in the following manner." You have indicated in the table that the third party fees and expenses related to organization would be $1.5 million under the "Minimum Offering" scenario and $8 million under the "Maximum Offering" scenario. This appears to be consistent with the statement in footnote three on the prospectus cover page. However, on page 10 you state that "[t]he amount of the offering and organization costs paid by the Partnership or reimbursed to the general partner will not exceed 3% of offering proceeds." There is a similar statement on page 40. Three percent of $2 billion would be $60 million. Please explain whether or not there is a dollar cap of $8 million and harmonize these statements with one another. Also, please explain why the costs of organization and offering would vary between $1.5 million and $8 million depending upon the amount of gross proceeds.

Compensation, page 40

Compensation Related to the Organization of the Partnership and Offering of Common Units, page 40

13.   In the table at the bottom of page 40, please quantify the estimated aggregate amount of reimbursement for third party expenses related to the organization of the Partnership and the offering of common units, based on the minimum offering amount, and the maximum offering amount.

Compensation Related to the Operation of the Partnership, page 41

14.   We note your disclosure that the amount of the monthly cash payment to the Manager for general and administrative expense will depend on the number of common units sold and cannot be estimated at this time. Please revise to disclose an estimated amount for such cash payment based on the maximum offering amount.

Management, page 43

Settlement with the SEC, page 45

15.   We note your disclosure concerning the cease-and-desist order involving Mr. Knight, three real estate investment trusts affiliated with Mr. Knight and Mr. Kenney, and their related advisory companies. Please revise your disclosure to provide more information concerning the nature of the issues involved in the cease-and-desist order.

Material Federal Income Tax Consequences, page 66

16.   Please revise to clarify whether Haynes and Boone is opining as to whether the registrant will be treated as a "publicly traded partnership" for U.S. federal income tax purposes.

Summary of Limited Partnership Agreement, page 77

17.   Please disclose in your summary of the limited partnership agreement the provisions of Section 15.9 of the agreement, including the choice of forum provision.

Plan of Distribution, page 87

18.   We note your statement that there may be substantial purchases by persons who have a financial stake in the success of the offering. Please add risk factor disclosure regarding any related risk that is material. Please also revise to describe how such persons may be related to the registrant or this offering.

FINRA Action, page 90

19.   We note your disclosure concerning the resolution of two FINRA disciplinary actions involving David Lerner Associates, Inc. We also note that you have included a link to a document on FINRA's website concerning the disciplinary actions. Please revise your disclosure to include a summary of the nature of the issues involved in the disciplinary actions.

Index to Financial Statements, page F-1

20.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Statement of Partners' Equity, page F-5

21.   The title of this financial statement is not consistent with the balance sheet, which reflects "Total Partners' Equity (Deficit)." Please revise for consistent presentation.

Statement of Cash Flows, page F-6

22.   Please reconcile the operating activity "Accrued expenses and due to general partner member" with the related balance sheet categories. Refer to FASB ASC 230-10-45-29 which contemplates a presentation that separately reports all major classes of reconciling items.

Notes to Balance Sheet, page F-7

23.   Please revise the title of your footnotes to refer to all of the financial statements covered.

Note 2. Summary of Significant Accounting Policies, page F-7

24.   Please clarify why your disclosure states that only the balance sheet of the Partnership is prepared in accordance with US GAAP.

Closing Comments

        Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director